May 9, 2019

Stephen From
President and Chief Executive Officer
EyeGate Pharmaceuticals, Inc.
271 Waverley Oaks Road, Suite 108
Waltham, MA 02452

       Re: EyeGate Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed May 3, 2019
           File No. 333-231204

Dear Mr. From:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Robert A. Petitt - Burns & Levinson LLP